October 21, 2005

Investcol Ltd.,
Mapp Street, #1
Belize, Belize

Colombia Goldfields, Ltd.
375 Water Street, Suite 610
Vancouver British Columbia
Canada V6B 5C6

Attention: Dan Hunter

Re: Letter of Intent to purchase interest in RNC (Colombia) Limited

Dear Mr. Hunter:

This letter of intent sets-forth the understandings and intentions of each of Colombia Goldfields, Ltd., a Nevada Corporation ("Colombia Goldfields") and Investcol Limited (“Investcol”), a corporation organized and existing under the laws of Belize ("Seller"), with respect to a proposed transaction described below (the "Proposed Transaction").

1.  Basic Terms of Proposed Transaction. In the Proposed Transaction, Columbia Goldfields intends to acquire from Seller up to one hundred (100%) percent of the outstanding common stock of Investcol’s wholly owned subsidiary, RNC (Colombia) Limited (“RNC”), a company organized and existing under the laws of Belize (“RNC Stock”). RNC, in turn, owns one hundred (100%) of the common stock of Compania Minera de Caldas (“Caldas”), a corporation organized and existing under the laws of Colombia, which holds valid mining licenses related to the Zona Alta portion of the Marmato project, more particularly set forth on Exhibit "A" annexed hereto. The Proposed Transaction shall be as follows:

(a)  Colombia Goldfields shall pay US$200,000 to Investcol Limited, as a fully refundable deposit on the signing of this letter of Intent, subject to the definitive agreement outlined in Para 5 below.

(b)  Colombia Goldfields shall have the right to subscribe for an undetermined number of shares which shall be equal to twenty-five (25%) percent of the issued and outstanding Common Stock of RNC following this issuance, in exchange for it investing $1 million dollars in RNC and issuing 1 million restricted shares of Colombia Goldfields to Investcol. The investments shall be made in the following fashion; US$500,000 by or on November 15, 2005 and US $500,000 by December 15, 2005.

(c)  Colombia Goldfields shall have the right to subscribe for an undetermined number of shares, which shall enable Colombia Goldfields to own fifty (50%) percent of the total issued and outstanding Common Stock of RNC in exchange for it issuing 2,000,000 restricted shares of Colombia Goldfields Stock to Investcol and investing $4 million in RNC. The investments shall be made in the following fashion; US $1million by February 15, 2006 and US$3million by March 30, 2006.

(d)  Colombia Goldfields shall have the right to subscribe for an undetermined number of shares which shall enable Colombia Goldfields to own seventy-five (75%) percent of the total issued and outstanding Common Stock of RNC, in exchange for issuing 4,000,000 restricted shares of Colombia Goldfields Common Shares to Investcol and investing US$15 million in RNC. The investment shall be made by September 30, 2006.

(e)  Colombia Goldfields shall have the right to acquire from Investcol or any other RNC shareholders the remaining issued and outstanding shares of RNC Common Stock not held by Colombia Goldfields in exchange for payment to Investcol of twenty-five (25%) percent of the value of the project as determined by a feasibility study. Payment shall be made in either cash, restricted shares or a combination at Colombia Goldfields option.

2.  Operating Agreement. As a condition of the Proposed Transaction, RNC will enter into an Operating Agreement with RNC Management ("RNC Management"), in form and substance satisfactory to Colombia Goldfields, under which RNC Management would assume responsibility for the management and operations of all exploratory and development work on the property until the acquisition by Colombia Goldfields of 100% of the RNC Stock.

3.  Closing Date. Subject to satisfaction of the conditions described in Section 7 hereof, the parties will use their reasonable best efforts to consummate the Proposed Transaction (the “Closing”), on or before November 15, 2005 (the “Closing Date”).

4.  Definitive Agreement. Colombia Goldfields and Investcol shall proceed in good faith toward the negotiation and execution of a mutually acceptable definitive written agreement governing the Proposed Transaction (the “Definitive Agreement”), with such representations, warranties, indemnities, covenants and such other terms as are customary in transactions of this type, subject to approval by legal counsel for Colombia Goldfields.

5.  Access. From the date of this letter of intent through to the Closing Date, representatives of each of Colombia Goldfields and Investcol, shall be granted reasonable access to the other's premises and records for the purpose of performing their respective due diligence investigations, and each shall furnish the other with all information and documents reasonably requested by the other relating to its (including subsidiaries) financial business and legal condition and prospects. The parties' due diligence investigations may include, without limitation, a review of physical properties, financial records, personnel, contracts and other documents and information.

6.  Conditions. The Proposed Transaction will be subject to, among other things, the satisfaction of the following conditions:

(a)  Completion of a full legal and business due diligence examination by Columbia Goldfields and Investcol, the results of which shall be to their respective sole satisfactions;

(b)  Execution of definitive agreements;

(c)  Receipt of approvals from the Board of Directors of Colombia Goldfields and Investcol, if necessary, to the extent that such approvals are required by applicable law;

(d)  Receipt of required governmental or third party approvals, if any; and

(e)  No material adverse change in the business of Caldas and Minas, including their ownership in the property subject of the Proposed Transaction.

7.  Expenses. Each party shall bear all fees and expenses in connection with all other aspects of the Proposed Transaction including, without limitation, all accounting and legal fees.
8.  Confidentiality. The Proposed Transaction shall be maintained in confidence by the parties, except to the extent that disclosure may be required by applicable law. The parties will confer with each other to mutually approve the content and timing of any public announcement regarding the Proposed Transaction, provided that each party shall nevertheless be permitted to issue any press release or report required by applicable law.

9.  Standstill. By executing this letter of intent, Investcol agrees that from the date hereof to the earlier to occur of (i) cessation of good faith negotiations between Colombia Goldfields and Investcol; or (ii) the Closing Date; neither Investcol, nor Investcol's employees, officers, directors, agents, representatives or affiliates shall, directly or indirectly, (a) solicit, initiate or encourage any proposal or offer from any person relating to the properties subject to the Proposed Transaction (any such inquiry, proposal or offering being referred to as an "Alternative Proposal"); or (b)(i) participate in any negotiations with respect to an Alternative Proposal; (ii) furnish to any person any confidential information with respect to the property; or (iii) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage the making or soliciting of an Alternative Proposal.

10.  Nonbinding. The parties agree that except for the paragraphs 9, 10 and 11 (the "Binding Provisions"), this letter of intent is intended only as a summary of the current intentions of each party with respect to the Proposed Transaction and is not intended to create any enforceable legal obligations. Notwithstanding the foregoing, the Binding Provisions shall survive termination of this letter of intent and shall be legally binding upon and enforceable against the parties hereto and their respective successors and permitted assigns.

11.  Broker. Colombia Goldfields and Investcol represent and warrant to one another that they have not retained any finder, broker, investment banker or the like (an "Intermediary") with respect to the Proposed Transaction. Each party agrees to indemnify, defend and hold harmless the other party from any claim from an Intermediary arising on their respective accounts with respect to the transactions contemplated by this letter agreement.

If the foregoing sets forth your understanding with regards to the Proposed Transaction, please so acknowledge your agreement by signing a copy of this letter of intent and returning it to the undersigned not later than 5:00 p.m. eastern time on October 21, 2005.

Very truly yours,

INVESTCOL LTD.

/s/ Tom Lough
                                      By: Tom Lough
   Its: Legal Representative

Agreed and Accepted on
October 21, 2005

Colombia Goldfields Ltd.

/s/ Dan Hunter
By: Dan Hunter
Its: Chief Executive Officer

Schedule A

Map Reference No.	Mines Purchased by Cia Minera de Caldas

254	La Castro
286	La Araujo 1
287	La Araujo 2
33	Conancos
110	San Antonio
290	Curubital 2
26	Churimo 1
289	La Esperanza 3
92	La Pinta
243	Peña 2
220	Los sapos
195	La Cantata
212	Picacho
6	La Benicia
19	Carrizales
180	La Chontadura
186	El Derrumbo
244	La Derrota
183	El Cerro
228	La Ventura
232	La Virgen
288	Piedra Dorada

Mines Optioned by Cia Minera de Caldas

51	La Eva
221	El Yarumo
2	Aguacate 2
129	Uno
158	La Corroncha
118	Tesorito
158	Corroncha
5	El Barranco
181	Colón
37	Curubital
142	El Retorno

Location of Mines owned by Cia Minera de Caldas in Red (22)

Mines optioned by Cia Minera de Caldas in Blue (11)

Property Outline in Yellow